Exhibit 1.1

chinadotcom Provides Update on Share Repurchase Program

HONG KONG January 29, 2003 chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today provided an update on its share repurchase program. chinadotcom announced a long term share repurchase program of up to US$20 million in September 2001 and has proceeded to repurchase its shares on a regular basis since that time, in accordance with the company’s buyback policy and subject to regulatory as well as market volume limitations.

The company has currently repurchased approximately 6.23 million shares of common stock for an aggregate purchase value of US$15.6 million, completing approximately 78% of the announced repurchase program. Of the above repurchase amounts, the company repurchased nearly 4.5 million shares of common stock from Modern Links Limited, a wholly-owned subsidiary of the New World Infrastructure Limited group (collectively, “NWI”). The company’s repurchases to date have ranged from US$1.92 to US$3.24 per share.

In addition, the company noted that certain of its senior management, including both the Executive Chairman and the Chief Executive Officer, have beneficially purchased an aggregate of approximately 4.9 million shares of chinadotcom common stock since the middle of 2002. These purchases were done in accordance with regulatory limitations in the open market and NWI.

At this time, it is the company’s understanding that NWI, formerly one of the company’s larger shareholders, has sold its entire shareholdings in chinadotcom

Depending on market conditions and other factors, repurchases may be made from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time. As of December 31, 2002, chinadotcom had approximately 101.3 million common shares outstanding.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets—the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.chinadotcom.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1-212-661-2160
Fax:	1-973-591-9976
e-mail:	craig.celek@hk.china.com